Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-131898
Discover Bank has filed a registration statement, as amended, (including a prospectus) (Registration No. 333-131898) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Discover Bank has filed with the SEC for complete information about Discover Bank, the issuing trust, and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Discover Bank, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.
SERIES TERM SHEET DATED FEBRUARY 20, 2007
DISCOVER® CARD MASTER TRUST I, SERIES 2007-1
$[1,000,000,000] Floating Rate Class A Credit Card Pass-Through Certificates
$[52,632,000] Floating Rate Class B Credit Card Pass-Through Certificates
DISCOVER BANK
Master Servicer, Servicer and Seller
     The certificates represent interests in the Discover Card Master Trust I. The certificates are not obligations of Discover Bank or any of its affiliates, and neither the certificates nor the underlying credit card receivables are insured or guaranteed by any governmental agency. Before you invest, we urge you to read the prospectus supplement for Series 2006-3, filed pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended, by Discover Bank on September 28 , 2006, which can be accessed at http://www.sec.gov/Archives/edgar/data/894327/000095013706010471/c08587b5e424b5.htm. You should also read the static pool data of Discover Card Master Trust I which can be accessed at http://www.discoverfinancial.com/absdata. The prospectus supplement for Series 2006-3 and the static pool data for Discover Card Master Trust I are considered to be part of this series term sheet. Series 2007-1 will not be comprised of any subseries. The economic terms set forth in this series term sheet and any information in this series term sheet that is later than or inconsistent with the information in the prospectus and prospectus supplement for Series 2006-3 supersede the economic terms and such information in the prospectus and prospectus supplement for Series 2006-3.
     The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. We are incorporating by reference the Registration Statement on Form S-3, as amended, Registration No. 333-131898, filed by Discover Bank and the trust for the offering to which this communication relates. In addition, we incorporate by reference to this term sheet the following reports and documents filed by Discover Bank on behalf of the trust pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended:
     (1) the trust’s Annual Report on Form 10-K for the year ended November 30, 2006;
     (2) the trust’s Monthly Reports on Form 10-D filed since November 30, 2006; and
     (3) the trust’s Current Reports on Form 8-K filed since November 30, 2006.
     You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. We file reports with the SEC under the name Discover Card Master Trust I, Commission file number 000-23108. The information incorporated by reference is considered to be part of this series term sheet. As a recipient of this series term sheet, you may request a copy of any document we incorporate by reference, except exhibits to the documents, unless the exhibits are specifically incorporated by reference, at no cost, by calling Discover Bank, as master servicer, at (302) 323-7434.
     We have prepared this series term sheet solely for informational purposes. Discover Bank may not offer or sell the certificates in any state where the offer or sale is prohibited. The underwriters may hold or trade securities of the trust or Discover Bank and may also perform investment banking services for the trust and Discover Bank.
MORGAN STANLEY
                              ABN AMRO INCORPORATED
                                                                      CITIGROUP
                                                                                             DEUTSCHE BANK
                                                                                                                      JPMORGAN
                                                                                                                                               RBC CAPITAL MARKETS

     This free writing prospectus does not contain all information that is required to be included in the prospectus and prospectus supplement.
     The information in this series term sheet will be superseded in its entirety by any similar information for Series 2007-1 we may subsequently provide prior to the Time of Sale, as defined below. The Time of Sale is expected to be at or around [___] P.M. New York City time on February [21], 2007 (the “Time of Sale”), the time at which the Terms Agreement for Series 2007-1 is expected to be executed among Discover Bank and the underwriters for Series 2007-1 (the “Terms Agreement”) and commitments to purchase certificates are expected first to be made.
     This series term sheet may not be distributed to Private Customers as defined by the U.K. Securities and Futures Authority.
IMPORTANT NOTICE REGARDING THE CONDITIONS FOR THIS OFFERING OF ASSET-BACKED SECURITIES
     The asset-backed securities referred to in these materials are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that may change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in these materials. Our obligation to sell securities to you is conditioned on the securities and the underlying transaction having the characteristics described in these materials. If we determine that condition is not satisfied in any material respect, we will notify you, and neither the issuer nor the underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.
IMPORTANT INFORMATION AND IRS CIRCULAR 230 NOTICE
     This material has been prepared for information purposes to support the promotion or marketing of the transaction or matters addressed herein. This is not a research report and was not prepared by the Morgan Stanley research department. It was prepared by Discover Bank or Morgan Stanley sales, trading, banking, or other non-research personnel. This material was not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor. Past performance is not necessarily a guide to future performance. Please see additional important information and qualifications at the end of this material.
IMPORTANT NOTICE RELATING TO AUTOMATICALLY GENERATED EMAIL DISCLAIMERS
     ANY LEGENDS, DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR IN OR AT THE BOTTOM OF THE EMAIL COMMUNICATION TO WHICH THIS MATERIAL IS ATTACHED ARE NOT APPLICABLE TO THESE MATERIALS AND SHOULD BE DISREGARDED. SUCH LEGENDS, DISCLAIMERS OR OTHER NOTICES HAVE BEEN AUTOMATICALLY GENERATED AS A RESULT OF THESE MATERIALS HAVING BEEN SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

Title of Securities	Discover Card Master Trust I, Series 2007-1 Floating Rate Class A Credit Card Pass-Through Certificates and Discover Card Master Trust I, Series 2007-1 Floating Rate Class B, Credit Card Pass-Through Certificates.

Interest Rate	Class A Certificates: LIBOR plus ___% per year.

Class B Certificates: LIBOR plus ___% per year.

The trustee will calculate interest on the certificates on the basis of the actual number of days elapsed and a 360-day year. For information regarding the trustee, see Annex A.

“LIBOR” will mean the London interbank offered rate for one-month United States dollar deposits, determined two business days before the start of each interest accrual period.

Time of Sale	The time of sale is expected to be at or around [_:___] P.M. New York City time on February [21], 2007, the time at which the Terms Agreement for Series 2007-1 is expected to be executed among Discover Bank and the underwriters for Series 2007-1 and commitments to purchase certificates are expected first to be made.

Interest Payment Dates	The 15th day of each month, or the next business day, beginning in March 2007.

Expected Maturity Dates and Average Lives	Class A Certificates: February 16, 2010, or the next business day. If an Amortization Event occurs, the trust will pay principal monthly and the final principal payment may be made before or after February 15, 2010. Assuming (i) closing occurs on February [28], 2007, (ii) no Amortization Event occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be 2.96 years.

Class B Certificates: March 15, 2010, or the next business day. If an Amortization Event occurs, the trust will pay principal monthly and the final payment of principal may be made either before or after March 15, 2010. The trust must generally pay all Class A principal before it pays any Class B principal. Assuming (i) closing occurs on February [28], 2007, (ii) no Amortization Event occurs and (iii) payment will be made in full on the expected maturity date and adjusting for weekends and holidays, the average life is expected to be 3.04 years.

The average life calculations for each class of certificates are based on a 360-day year of twelve 30-day months.

An “Amortization Event” is an event that will cause the trust to begin repaying principal on a monthly basis.

Minimum Monthly Payment Rates	In order to repay the principal of the certificates in full at their applicable expected maturities, the trust will need a minimum monthly payment rate of 9.14% for the Class A Certificates and a minimum monthly payment rate of 6.29% for the Class B
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

Certificates, assuming (i) an annual yield of 16.43%, (ii) a net charge-off rate of 3.74% per year, (iii) that the Principal Receivables in the trust remain above the Minimum Principal Receivables Balance (described below), (iv) the series is not receiving collections or income originally allocated to another series, (v) no Amortization Event occurs and (vi) the master servicer does not elect to delay the commencement of the period during which it allocates collections to repay the principal of the certificates.

Minimum Principal Receivables Balance	The “Minimum Principal Receivables Balance” is an amount equal to the minimum principal receivables balances for each series, including each subseries, then outstanding. As of January 31, 2007, after giving effect to the issuance of Series 2007-1, the Minimum Principal Receivables Balance for the trust would be $[27,674,579,569.89]. The actual amount of Principal Receivables in the trust as of January 31, 2007 exceeds this amount by $[8,539,123,008.89]. The excess of Principal Receivables over the Minimum Principal Receivables Balance as of such date reflects [23.58]% of the total amount of Principal Receivables in the trust.

“Principal Receivables” are amounts owing by obligors under accounts that are allocated to the trust, excluding periodic finance charges and other charges and fees. References to “Accounts” in this series term sheet will mean accounts that are allocated to the trust.

Series Termination Date	The Series Termination Date is the last day on which the trust will pay principal on the certificates.

The Series Termination Date is the first business day following August 15, 2012, or if August 15, 2012 is not a business day, the second business day following August 15, 2012.

Subordination of Class B Certificates (Class A Credit Enhancement)	The Class B Certificates are subordinated to the Class A Certificates, up to a specified dollar amount, known as the “Available Subordinated Amount.”

Available Subordinated Amount	Initially, equal to 12.5% of the Series Initial Investor Interest, which may be reduced, reinstated or increased from time to time. The Available Subordinated Amount will increase by:

• 0.5% of the Series Initial Investor Interest after a Supplemental Credit Enhancement Event, if Discover Bank has not made an Effective Alternative Credit Support Election;

• 4.5% of the Series Initial Investor Interest after an Effective Alternative Credit Support Election, if a Supplemental Credit Enhancement Event has occurred; or

• 5.0% of the Series Initial Investor Interest after an Effective Alternative Credit Support Election, if a Supplemental Credit Enhancement Event has not occurred.
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

The “Series Initial Investor Interest” is equal to the total initial principal amount of the Floating Rate Class A Certificates plus the total initial principal amount of the Floating Rate Class B Certificates. If additional certificates are issued after the initial issuance date for Series 2007-1, the “Series Initial Investor Interest” will be deemed to include the initial principal amount of the additional certificates from and after the date of such additional issuance.

A “Supplemental Credit Enhancement Event” will occur the first time Standard & Poor’s Ratings Services withdraws the long-term debt or deposit rating of Discover Bank, or an additional seller, if any, or reduces this rating below BBB-.

“Effective Alternative Credit Support Election” will mean an effective election made by Discover Bank to change the way in which the trust allocates finance charge collections. To make this election, Discover Bank must arrange for the deposit of additional funds into the cash collateral account, discussed below, as appropriate.

Cash Collateral Account (Class B Credit Enhancement)	Discover Bank will arrange to have a cash collateral account established and funded with an amount equal to 7.5% of the Series Initial Investor Interest for the direct benefit of the Class B investors, the “Credit Enhancement Account,” on the date the certificates are issued. The trustee may withdraw funds from this account to reimburse the Class B investors for amounts that would otherwise reduce their interest in the trust or affect their interest payments.

The amount on deposit in this account may decrease or increase on future Distribution Dates. A “Distribution Date” is the 15th calendar day of each month, or the next business day, beginning in March 2007.

The maximum amount of Credit Enhancement as of any Distribution Date will be:

Before a Supplemental Credit Enhancement Event or an Effective Alternative Credit Support Election

• 7.5% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest; or

After a Supplemental Credit Enhancement Event but before an Effective Alternative Credit Support Election

• 8.0% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest; or
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

After an Effective Alternative Credit Support Election

• 12.5% of the Series Investor Interest as of the end of the preceding month, but not less than 1% of the Series Initial Investor Interest.

However, if an Amortization Event has occurred, the maximum amount of Credit Enhancement will be the amount on deposit in the Credit Enhancement Account on the Distribution Date immediately before the Amortization Event occurred.

“Series Investor Interest” will mean the Series Initial Investor Interest minus

• the amount of principal collections on deposit for the benefit of investors,

• the amount of losses of principal on investments of principal collections on deposit for the benefit of investors,

• the aggregate amount of principal previously paid to investors, and

•    the aggregate amount of investor losses resulting from accounts in which the receivables have been charged-off as uncollectible, after giving effect to all provisions in the Series Supplement to reimburse these charged-off amounts.

The Receivables	The receivables in the Accounts included in the trust as of January 31, 2007 totaled $36,706,862,706.89.

Interchange	The series will be eligible for allocations and reallocations of interchange. Series issued prior to November 3, 2004 will not receive allocations or reallocations of interchange.

Group Excess Spread and Interchange Subgroup Excess Spread
The certificates initially will be included in the “Group One” group of series. The three-month rolling average Group Excess Spread Percentage, as defined below, was 4.10% for the Distribution Date in February 2007. The Group Excess Spread Percentage excludes the effects of interchange. The three-month rolling average Interchange Subgroup Excess Spread, as defined below, as an annualized percentage of the Series Investor Interest for all series entitled to interchange, was 7.71% for the Distribution Date in February 2007. “Series Excess Spread” for a series or subseries is generally an amount equal to

• the total amount of finance charge collections, investment income, interchange and other similar collections allocable to such series or subseries for the prior calendar month, minus
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

•    the total amount of interest and certain fees payable for such series or subseries and the amount of receivables allocable to such series or subseries that have been charged off as uncollectible for the prior calendar month.

“Group Excess Spread” for any Distribution Date is the sum of the Series Excess Spreads (modified as discussed below) for all series, including each subseries, in Group One. “Group Excess Spread Percentage” for any Distribution Date is a percentage calculated by multiplying:

• twelve, by

• the sum of the Series Excess Spreads (modified as discussed below) for all series, including each subseries, in Group One,

and then dividing the product by an amount equal to the sum of all investor interests for each series or subseries in Group One, in each case for the Distribution Date. For purposes of determining the Group Excess Spread and the Group Excess Spread Percentage, we will subtract interchange from the Series Excess Spread for each series or subseries that otherwise has positive Series Excess Spread. However, if this subtraction would cause the Series Excess Spread to be negative, Series Excess Spread for such series or subseries will be deemed to be zero.

“Interchange Subgroup Excess Spread” for any Distribution Date means the sum of:

• all amounts deposited in the Group Interchange Reallocation Account for all series or subseries to which interchange is allocated, and

• the Interchange Subgroup Allocable Group Excess Spread;

where “Interchange Subgroup Allocable Group Excess Spread” means, for any Distribution Date:

•    if the Group Excess Spread is positive or zero, an amount equal to the Group Excess Spread multiplied by the sum of the investor interests for each series or subseries in Group One to which interchange is allocated, divided by

• an amount equal to the sum of all investor interests for each series or subseries in Group One;

and

•    if the Group Excess Spread is negative, an amount equal to the Group Excess Spread multiplied by the sum of the Series Excess Spreads for each series or subseries in Group One to which interchange is

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

allocated and for which the Series Excess Spread was negative, divided by

• an amount equal to the sum of the Series Excess Spreads for each series or subseries in Group One for which the Series Excess Spread was negative.

Rating of the Investor Certificates	The trust will only issue the certificates if Standard & Poor’s has rated the Class A Certificates “AAA” and the Class B Certificates at least “A” and Moody’s Investors Service, Inc. has rated the Class A Certificates “Aaa” and has rated the Class B Certificates at least “A2.”

ERISA Considerations	Discover Bank believes that employee benefit plans subject to ERISA may acquire Class A Certificates; however, advisers to these plans should consult their own counsel. Employee benefit plans subject to ERISA and entities whose assets are considered to be assets of an employee benefit plan subject to ERISA may not acquire the Class B Certificates.

Underwriting	It is anticipated that the underwriters named below will purchase from Discover Bank, as an allocation of the Class A and Class B Certificates, the respective percentages set forth opposite their names less underwriting discounts and commissions:

Morgan Stanley & Co. Incorporated	75%
ABN AMRO Incorporated	5%
Citigroup Global Markets Inc.	5%
Deutsche Bank Securities Inc.	5%
J.P. Morgan Securities Inc.	5%
RBC Capital Markets Corporation	5%

The underwriting discounts and commissions for the Class A Certificates are expected to be [___]% and the underwriting discounts and commissions for the Class B Certificates are expected to be [___]%. Each underwriter has advised Discover Bank that it expects the concession it offers certain dealers to be up to 60% of such discounts and commissions, and the underwriters may allow, and these dealers may reallow, a concession of up to 30% of such discounts and commissions to certain other dealers.

Listing	Discover Bank expects to list the certificates on the Official List of the Luxembourg Stock Exchange and to trade the certificates on the Euro MTF Market of the Luxembourg Stock Exchange, in accordance with the rules of the Luxembourg Stock Exchange, to facilitate trading in non-U.S. markets.

Additional/Updated Risk Factors	Risk factors other than or updated from those described in the documents incorporated by reference in this term sheet are described in Annex B.

The Discover Card Business	Updated information about the Discover Card business is described in Annex C.
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

COMPOSITION AND HISTORICAL PERFORMANCE OF THE ACCOUNTS
     We have set forth information below about the Accounts that are part of the trust. To the extent applicable, Account information dated as of January 31, 2007, includes the Discover Card accounts originated by Discover Bank which were added to the Trust as of February 1, 2007 (the “Additional Accounts”). For further information regarding the addition of these accounts to the Trust, refer to the 8-K filed on behalf of the Trust on February 6, 2007.
     Geographic Distribution. The Accounts that are part of the trust are not highly concentrated geographically. As of January 31, 2007, the following nine states had the largest Receivables balances and comprised over 50% of the Receivables:

Percentage of
State	Total Receivables
California	9.3%
Texas	8.8%
New York	6.8%
Florida	5.8%
Illinois	5.7%
Pennsylvania	4.9%
Ohio	4.6%
Michigan	3.7%
New Jersey	3.5%
Other States	46.9%

Total	100.0%

     Since the largest amounts of outstanding Receivables were with cardholders whose billing addresses were in California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the Receivables.
     Credit Limit Information. As of January 31, 2007, the Accounts had the following credit limits:

	Receivables	Percentage		Percentage of
	Outstanding	of Total	Number of	Total
Credit Limit	($000’s)	Receivables	Accounts	Accounts
Less than or equal to $5,000.00	$4,479,859	12.2%	8,491,331	24.4%
$5,000.01 to $10,000.00	$12,984,692	35.4%	13,143,202	37.8%
$10,000.01 to $15,000.00	$14,876,571	40.5%	11,768,718	33.8%
Over $15,000.00	$4,365,741	11.9%	1,410,162	4.0%

Total	$36,706,863	100.0%	34,813,413	100.0%

     The average credit limit as of January 31, 2007 was $8,867.
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Account Balance Information. As of January 31, 2007, the Accounts had the following balances:

	Receivables	Percentage		Percentage of
	Outstanding	of Total	Number of	Total
	($000's)	Receivables	Accounts	Accounts
Credit Balance	$(39,746)	(0.1)%	541,197	1.6%
No Balance	$—	0.0%	20,939,204	60.2%
$0.01 to $5,000.00	$14,420,738	39.3%	10,667,943	30.6%
$5,000.01 to $10,000.00.	$14,368,569	39.1%	2,026,975	5.8%
$10,000.01 to $15,000.00	$6,806,806	18.6%	571,936	1.6%
Over $15,000.00	$1,150,496	3.1%	66,158	0.2%

Total	$36,706,863	100.0%	34,813,413	100.0%

The average account balance as of January 31, 2007 was $2,443 (using 15,023,009 active Accounts for which cardmembers had a balance, a monetary transaction or an authorization within the past month).
     Seasoning. As of January 31, 2007, 95.0% of the Accounts were at least 24 months old. The ages of the Accounts as of January 31, 2007 were distributed as follows:

	Percentage of	Percentage of
Age of Accounts	Total Accounts	Total Receivables
Less than 12 Months	2.1%	4.9%
12 to 23 Months	2.9%	3.9%
24 to 35 Months	3.3%	3.3%
36 to 47 Months	3.3%	3.2%
48 to 59 Months	5.2%	5.4%
60 Months and Greater	83.2%	79.3%

Total	100.0%	100.0%

     Delinquency Information. The Accounts in the trust have had the following delinquency statuses:

	As of January 31, 2007		As of December 31, 2006		As of December 31, 2005
	Receivables	Percentage of	Receivables	Percentage of	Receivables	Percentage of
	Outstanding	Total	Outstanding	Total	Outstanding	Total
	($000's)	Receivables	($000's)	Receivables	($000's)	Receivables
Total Receivables	$36,706,863	100.00%	$34,888,235	100.00%	$33,961,825	100.00%
Receivables Delinquent:
30 to 59 Days	$386,714	1.05%	$369,695	1.06%	$391,941	1.15%
60 to 89 Days	$275,920	0.75%	$268,684	0.77%	$258,519	0.76%
90 to 119 Days	$232,844	0.64%	$228,263	0.65%	$207,787	0.61%
120 to 149 Days	$214,912	0.59%	$194,385	0.56%	$176,535	0.52%
150 to 179 Days	$191,492	0.52%	$172,886	0.50%	$165,133	0.49%
Over 180 Days	$—	0.00%	$—	0.00%	$—	0.00%

Total Delinquent	$1,301,882	3.55%	$1,233,913	3.54%	$1,199,915	3.53%

	As of December 31, 2004		As of December 31, 2003
	Receivables	Percentage of	Receivables	Percentage of
	Outstanding	Total	Outstanding	Total
	($000's)	Receivables	($000's)	Receivables
Total Receivables	$35,519,347	100.00%	$35,323,197	100.00%
Receivables Delinquent:
30 to 59 Days	$493,062	1.39%	$699,204	1.98%
60 to 89 Days	$350,431	0.99%	$475,025	1.34%
90 to 119 Days	$302,349	0.85%	$388,064	1.10%
120 to 149 Days	$265,824	0.75%	$337,948	0.96%
150 to 179 Days	$243,226	0.68%	$306,901	0.87%
Over 180 Days	$—	0.00%	$—	0.00%

Total Delinquent	$1,654,892	4.66%	$2,207,142	6.25%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

	As of January 31, 2007		As of December 31, 2006		As of December 31, 2005
		Percentage		Percentage		Percentage
	Number of	of Total	Number of	of Total	Number of	of Total
	Accounts	Accounts	Accounts	Accounts	Accounts	Accounts
Total Accounts	34,813,413	100.00%	32,971,762	100.00%	34,108,850	100.00%
Accounts Delinquent:
30 to 59 Days	77,100	0.22%	73,988	0.23%	82,952	0.24%
60 to 89 Days	48,745	0.14%	47,093	0.14%	48,878	0.14%
90 to 119 Days	38,210	0.11%	37,176	0.11%	37,168	0.11%
120 to 149 Days	33,669	0.10%	30,477	0.09%	30,377	0.09%
150 to 179 Days	29,191	0.08%	26,611	0.08%	27,249	0.08%
Over 180 Days	—	0.00%	—	0.00%	—	0.00%

Total Delinquent	226,915	0.65%	215,345	0.65%	226,624	0.66%

	As of December 31, 2004		As December 31, 2003
	Number of	Percentage of	Number of	Percentage of
	Accounts	Total Accounts	Accounts	Total Accounts
Total Accounts	35,156,736	100.00%	33,950,472	100.00%
Accounts Delinquent:
30 to 59 Days	107,076	0.30%	150,528	0.44%
60 to 89 Days	68,046	0.19%	92,882	0.27%
90 to 119 Days	55,045	0.16%	71,891	0.21%
120 to 149 Days	46,593	0.13%	59,941	0.18%
150 to 179 Days	41,248	0.12%	52,720	0.16%
Over 180 Days	—	0.00%	—	0.00%

Total Delinquent	318,008	0.90%	427,962	1.26%

Distribution of the Accounts by FICO Score
     FICO Credit Score Information. As of January 31, 2007, the Accounts had the following FICO scores:

	Receivables
	Outstanding	Percentage of
FICO Credit Score Range	($000)	Total Receivables
No Score	$405,740	1.10%
Less than 600	$4,353,595	11.86%
600 to 659	$5,354,806	14.59%
660 to 719	$11,852,029	32.29%
720 and above	$14,740,693	40.16%

Total	$36,706,863	100.00%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

Summary Historical Performance of the Accounts
     The information below about the performance of the trust Accounts for historical periods reflects only the performance of Accounts that were designated for the trust during the specified time period and has not been restated to reflect the performance of Accounts added after such time period, including the Additional Accounts. Accordingly, such information does not fully reflect the historical performance of the Accounts currently comprising the trust Accounts. The performance information included in this section is generally consistent with the type of performance information that will be provided in the monthly certificateholders statement.
     Summary Yield Information. The annualized monthly yield for the Accounts is calculated by dividing the monthly finance charges by beginning monthly principal receivables multiplied by twelve. Monthly finance charge collections include periodic finance charges, cash advance item charges, late fees, overlimit fees and other fees, all net of write-offs. Recoveries received with respect to Receivables in the trust that have been charged off as uncollectible, including the proceeds of charged-off receivables that Discover Bank has removed from the trust, are included in the trust and are treated as Finance Charge Collections. Discover Bank allocates, to the extent applicable for any series issued on or after November 3, 2004, interchange, which is treated similarly to finance charges. The aggregate yield is the average of the monthly annualized yields for each period shown. The aggregate yield for the Accounts is summarized as follows:

	One Month
Aggregate Yields	Ended
	January 31,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Finance Charges and Fees (Excluding Recoveries and Interchange)($000)	$448,857	$5,229,147	$5,002,729	$5,323,969	$5,534,492
Yield Excluding Recoveries and Interchange	15.64%	16.43%	15.25%	15.45%	15.85%
Yield Excluding Recoveries and Including Interchange	18.65%	19.91%	18.35%	18.76%	15.85%
Gross Yield Including Recoveries and Interchange	19.61%	20.90%	19.44%	19.66%	16.67%
     After November 30, 2003, when we refer to yield excluding recoveries and interchange, we are excluding only recoveries related to the charge-off of principal, but are including recoveries related to finance charge and fee write-offs. These finance charge and fee recoveries were previously reflected in net charge-offs, but net charge-offs now includes only charge-offs and recoveries of principal. See the chart “Summary Charge-Off Information.” For purposes of the Pooling and Servicing Agreement, all recoveries of principal as well as recoveries of finance charges and fees are treated as Finance Charge Collections, and are reflected in percentages set forth in the row of the table titled “Gross Yield Including Recoveries and Interchange.” The certificates of this Series 2007-1 will be eligible to receive allocations and reallocations of interchange received by the trust in accordance with the terms of the series supplement. Other certificates issued after this series may also be eligible to receive allocations and reallocations of interchange if so provided in their respective series supplements. Certificates issued prior to November 3, 2004 receive no allocations or reallocations of interchange, therefore, interchange is only reflected in the yields above beginning November 2004.
     Summary Charge-Off Information. The annualized monthly charge-off rates for the Accounts are calculated by dividing the monthly principal charge-offs by beginning monthly principal receivables multiplied by twelve. The aggregate charge-off percentages expressed below are the average of the annualized monthly charge-off rates for each period shown. The Accounts have had the following aggregate charge-off amounts and aggregate charge-off percentages:

	One Month
	Ended
	January 31,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Gross Principal Charge-offs ($000)	$139,229	$1,507,862	$2,286,570	$2,463,519	$2,742,942
Net Principal Charge-offs ($000)	$111,796	$1,192,380	$1,931,329	$2,153,434	$2,456,316
Gross Principal Charge-off Rates	4.85%	4.73%	6.97%	7.15%	7.85%
Net Principal Charge-off Rates	3.89%	3.74%	5.89%	6.25%	7.03%
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Prior to December 1, 2003 net charge-offs included recoveries related to finance charge and fee write-offs. After November 30, 2003, we excluded recoveries related to finance charge and fee write-offs from net charge-offs. Net charge-offs reflect only recoveries of principal after November 30, 2003.
     Summary Payment Rate Information. The monthly payment rate for the Accounts is calculated by dividing monthly collections by the Receivables in the Accounts as of the beginning of the month. The average monthly payment rate for each period shown is calculated by dividing the sum of individual monthly payment rates by the number of months in the period. The Accounts have had the following historical monthly payment rates:

	One Month Ended
	January 31,	Twelve Months Ended December 31,
	2007	2006	2005	2004	2003
Lowest Monthly Payment Rate	22.52%	20.29%	18.99%	18.19%	16.60%
Highest Monthly Payment Rate	22.52%	22.87%	21.33%	20.07%	18.96%
Average Monthly Payment Rate	22.52%	21.81%	20.59%	19.27%	18.15%
     Minimum Monthly Payment and Full Balance Payment Rates. Discover Bank calculates the monthly rate of cardmembers that made only the contractual monthly minimum payment due as a percentage of the total Accounts as of the beginning of the month. Discover Bank calculates the monthly rate of cardmembers that paid their full balance due as a percentage of the total Accounts as of the beginning of the month. The rates below are the average of monthly rates for the period shown.

One Month Ended
January 31, 2007
Minimum Monthly Payment Rate	4.24%
Full Balance Payment Rate	14.71%
     Balance Reductions. The Accounts in the trust may have balance reductions granted for a number of reasons, including merchandise refunds, returns, and fraudulent charges. As of the one month ended January 31, 2007, the average monthly balance reduction rate for the Accounts in the trust attributable to such returns and cardmember fraud was 0.69%.

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

COMPOSITION AND HISTORICAL PERFORMANCE
OF THE DISCOVER CARD PORTFOLIO
     As of November 30, 2006 the Discover Card portfolio was comprised of 42.4 million Discover Card accounts with approximately 18.4 million active accounts. We have set forth information below about the accounts that comprise the Discover Card portfolio.
Composition and Distribution of the Discover Card Portfolio
     Geographic Distribution. The Discover Card portfolio is not highly concentrated geographically. As of November 30, 2006, the following nine states comprised at least 50% of the receivables balances:

Percentage of Total
State	Receivables
California	9.4%
Texas	8.5%
New York	6.8%
Florida	5.8%
Illinois	5.6%
Pennsylvania	4.8%
Ohio	4.6%
Michigan	3.7%
New Jersey	3.6%
Other States	47.2%

Total	100.0%

     Since the largest amounts of outstanding receivables were with cardholders whose billing addresses were in California, Texas, New York, Florida, Illinois, Pennsylvania, Ohio, Michigan and New Jersey, adverse changes in the business or economic conditions in these states could have an adverse effect on the performance of the receivables.
     Credit Limit Information. As of November 30, 2006, the accounts in the Discover Card portfolio had the following credit limits:

	Receivables	Percentage		Percentage
	Outstanding	of Total	Number of	of Total
Credit Limit	($000's)	Receivables	Accounts	Accounts
Less than or equal to $5,000.00	$6,580,555	14.4%	11,731,103	27.7%
$5,000.01 to $10,000.00.	$17,549,028	38.5%	16,360,509	38.6%
$10,000.01 to $15,000.00	$16,535,635	36.2%	12,703,585	30.0%
Over $15,000.00	$4,950,538	10.9%	1,561,021	3.7%

Total	$45,615,756	100.0%	42,356,218	100.0%

     Seasoning. As of November 30, 2006, 89.0% of the accounts in the Discover Card portfolio were at least 24 months old. The ages of accounts in the Discover Card portfolio as of November 30, 2006 were distributed as follows:

	Percentage	Percentage
	of Total	of Total
Age of Accounts	Accounts	Receivables
Less than 12 Months	5.8%	12.3%
12 to 23 Months	5.2%	6.6%
24 to 35 Months	5.0%	4.7%
36 to 47 Months	4.7%	4.3%
48 to 59 Months	6.0%	5.8%
60 Months and Greater	73.3%	66.3%

Total	100.0%	100.0%

This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Summary Current Delinquency Information. As of November 30, 2006, the accounts in the Discover Card portfolio had the following delinquency statuses:

	Receivables	Percentage
	Outstanding	of Total
	($000’s)	Receivables
Total Receivables	$45,615,756	100.0%
Receivables Delinquent:
30 to 59 Days	$471,767	1.0%
60 to 89 Days	$350,987	0.8%
90 to 119 Days	$277,007	0.6%
120 to 149 Days	$237,944	0.5%
150 to 179 Days	$211,135	0.5%
Over 180 Days	$—	0.0%

Total Delinquent	$1,548,840	3.4%

Summary Historical Performance of the Discover Card Portfolio
     Summary Historical Receivable Information. The accounts in the Discover Card portfolio generated the following receivables:

	As of November 30,
	2006	2005	2004
Total Receivables Balance of the Discover Card Portfolio ($000)	$45,615,756	$44,241,675	$45,662,929
     Summary Yield Information. Discover Bank calculates the monthly yield for the Discover Card portfolio by dividing the monthly finance charges billed by beginning monthly balance multiplied by twelve. Monthly finance charges include periodic finance charges, cash advance item charges, late fees, overlimit fees and other miscellaneous fees, all net of write-offs. Discover Bank also allocates to investors recoveries and, to the extent applicable, interchange, which are treated similarly to finance charges. The aggregate yield is the average of monthly yields annualized for each period shown. The annualized aggregate yield for the Discover Card portfolio is summarized as follows:

	Twelve Months
	Ended November 30,
Aggregate Yields	2006	2005	2004
Yield Excluding Recoveries and Interchange	14.64%	13.81%	14.16%
Yield Including Recoveries and Excluding Interchange	15.61%	14.72%	14.98%
Yield from Interchange	3.07%	2.77%	2.56%
     Summary Charge-Off Information. The aggregate charge-off percentages expressed below are the average of the monthly annualized charge-off percentages for each period shown. The accounts in the Discover Card portfolio have had the following historical aggregate charge-off amounts and aggregate charge-off percentages:

		Twelve Months
		Ended November 30,
	2006	2005	2004
Gross Principal Charge-offs ($000)	$2,180,075	$2,774,016	$3,122,182
Net Principal Charge-offs ($000)	$1,750,962	$2,368,120	$2,752,198
Gross Principal Charge-off Rates	4.93%	6.20%	6.94%
Net Principal Charge-off Rates	3.96%	5.30%	6.12%
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

     Prior to December 1, 2003 net charge-offs included recoveries related to finance charge and fee write-offs. After November 30, 2003, we excluded recoveries related to finance charge and fee write-offs from net charge-offs, which reflects only recoveries of principal. Net charge-offs reflect only recoveries of principal after November 30, 2003. See “Summary Yield Information.”
     Summary Payment Rate Information. Discover Bank calculates the monthly payment rate by dividing monthly cardmember remittances by the cardmember receivable balance outstanding as of the beginning of the month. Discover Bank calculates the average monthly payment rate for a period by dividing the sum of individual monthly payment rates for the period by the number of months in the period. The accounts in the Discover Card portfolio have had the following historical payment rates:

	Twelve Months
	Ended November 30,
	2006	2005	2004
Lowest Monthly Payment Rate	18.82%	17.82%	17.15%
Highest Monthly Payment Rate	21.18%	19.89%	18.91%
Average Monthly Payment Rate	19.95%	19.21%	18.20%
This material was not prepared by the Morgan Stanley research department. Please refer to important information and qualifications at the end of this material.

This material was prepared by sales, trading, banking or other non-research personnel of one of the following: Discover Bank or Morgan Stanley & Co. Incorporated, Morgan Stanley & Co. International Limited, Morgan Stanley Japan Limited and/or Morgan Stanley Dean Witter Asia Limited (together with their affiliates, hereinafter “Morgan Stanley”). This material was not produced by a Morgan Stanley research analyst, although it may refer to a Morgan Stanley research analyst or research report. Unless otherwise indicated, these views (if any) are the author’s and may differ from those of the Morgan Stanley fixed income or equity research department or others in the firm.
This material may have been prepared by or in conjunction with Morgan Stanley trading desks that may deal as principal in or own or act as market maker or liquidity provider for the securities/instruments (or related derivatives) mentioned herein. The trading desk may have accumulated a position in the subject securities/instruments based on the information contained herein. Trading desk materials are not independent of the proprietary interests of Morgan Stanley, which may conflict with your interests. Morgan Stanley may also perform or seek to perform investment banking services for the issuers of the securities and instruments mentioned herein.
This material is not a solicitation to participate in any trading strategy, and is not an offer to sell any security or instrument or a solicitation of an offer to buy or sell any security or instrument in any jurisdiction where the offer, solicitation or sale is not permitted.
Unless otherwise set forth in this material, any securities referred to in this material may not have been registered under the U.S. Securities Act of 1933, as amended, and, if not, may not be offered or sold absent an exemption therefrom. Recipients are required to comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any securities/instruments transaction.
The securities/instruments discussed in this material may not be suitable for all investors. Other recipients should seek independent investment advice prior to making any investment decision based on this material. This material does not provide individually tailored investment advice or offer tax, regulatory, accounting or legal advice. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own investment, legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction. You should consider this material as only a single factor in making an investment decision.
Options are not for everyone. Before purchasing or writing options, investors should understand the nature and extent of their rights and obligations and be aware of the risks involved, including the risks pertaining to the business and financial condition of the issuer and the security/instrument. A secondary market may not exist for these securities. For Morgan Stanley customers who are purchasing or writing exchange-traded options, please review the publication ‘Characteristics and Risks of Standardized Options,’ which is available from your account representative.
The value of and income from investments may vary because of changes in interest rates, foreign exchange rates, default rates, prepayment rates, securities/instruments prices, market indexes, operational or financial conditions of companies or other factors. There may be time limitations on the exercise of options or other rights in securities/instruments transactions. Past performance is not necessarily a guide to future performance. Estimates of future performance are based on assumptions that may not be realized. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events not taken into account may occur and may significantly affect the projections or estimates. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not represent that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not materially differ from those estimated herein. Some of the information contained in this document may be aggregated data of transactions in securities or other financial instruments executed by Morgan Stanley that has been compiled so as not to identify the underlying transactions of any particular customer.
Notwithstanding anything herein to the contrary, Discover Bank, Morgan Stanley and each recipient hereof agree that they (and their employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal and state income tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to the tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal and state income tax treatment of the transaction and does not include information relating to the identity of the parties, their affiliates, agents or advisors.
In the UK, this communication is directed in the UK to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority’s rules). In Japan, this communication is directed to the sophisticated institutional investors as defined under the Foreign Broker Dealer Law of Japan and the ordinances thereunder. The trademarks and service marks contained herein are the property of their respective owners.
This material may not be sold or redistributed without the prior written consent of Morgan Stanley.

ANNEX A
The Trustee
     U.S. Bank National Association (“U.S. Bank”) will act as Trustee, paying agent and registrar under the pooling and servicing agreement. U.S. Bank is a national banking association and a wholly-owned subsidiary of U.S. Bancorp, which is currently ranked as the sixth largest bank holding company in the United States with total assets exceeding $219 billion as of December 31, 2006. As of December 31, 2006, U.S. Bancorp served approximately 14.2 million customers, operated 2,472 branch offices in 24 states and had over 50,000 employees.
     U.S. Bank has one of the largest corporate trust businesses in the country with offices in 46 U.S. cities. The pooling and servicing agreement will be administered from U.S. Bank’s corporate trust office located at 209 South LaSalle Street, Chicago, Illinois 60604.
     U.S. Bank has provided corporate trust services since 1924. As of December 31, 2006, U.S. Bank was acting as trustee with respect to over 76,000 issuances of securities with an aggregate outstanding principal balance of over $2.1 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.
     As of December 31, 2006, U.S. Bank (and its affiliate U.S. Bank Trust National Association) was acting as trustee, paying agent and registrar on 66 issuances of credit card receivables-backed securities with an outstanding aggregate principal balance of approximately $30,086,100,000.00.

ANNEX B
Additional/Updated Risk Factors
Spin-off of Discover Business from Morgan Stanley
     On December 19, 2006, Morgan Stanley issued a press release announcing that Morgan Stanley’s Board of Directors has approved the spin-off of its Discover business unit. The Discover spin-off, which is subject to regulatory approval and other customary conditions, is expected to take place in the third quarter of fiscal 2007. Discover Bank is currently a wholly owned indirect subsidiary of Morgan Stanley and a part of Morgan Stanley’s Discover business. The proposed spin-off is expected to include Discover Bank and Discover Financial Services LLC (“DFS”), which maintains the Discover Network and has established arrangements (either directly or indirectly through merchant acquirers) with service establishments to accept Discover-branded cards, including the Discover Card, for cash advances and as the means of payment for merchandise and services. Following the spin-off, Morgan Stanley is not expected to have any continuing interest in the Discover business.
     The new public company that will result from the spin-off is expected to have lower credit ratings and more constrained liquidity than its current parent company, Morgan Stanley. As a result, its access to funding may decrease or its cost of funding may increase, which may in turn adversely affect its ability to support growth in the Discover Card portfolio. As a stand-alone company, the Discover business may be less able to withstand a liquidity crisis, and a significant problem with liquidity could adversely affect Discover Bank’s ability to generate new receivables and interchange available to be transferred to the trust. If generation of new receivables were to decline materially, Discover Bank might be required to transfer additional receivables to the master trust. An inability to transfer such receivables, or a material decline in interchange, or both, could lead to an amortization event.
     In addition to these risks, Discover Bank and DFS may face additional challenges in the future, including more limited capital resources to invest in or expand the Discover Network. This may affect the availability of receivables to be transferred to and the performance of the receivables in the trust, and could make it more difficult for Discover Bank and DFS to manage such challenges as part of an independent Discover business than it would have been as part of Morgan Stanley.
Rating of the Certificates
     Ratings assigned by a rating agency to the certificates of this series are not a recommendation for you to purchase, hold or sell the certificates. The ratings do not reflect market price or whether the certificates are suitable for your investment. The ratings address timely payment of interest and ultimate payment of principal, but do not address timely payment of principal. The ratings may not remain in effect and the rating agencies may lower or entirely withdraw their ratings at any time if they determine that a reduction or withdrawal of their ratings is appropriate.
     The ratings on the certificates could potentially be affected by a change in the corporate structure or rating of Discover Bank, even without a change in the quality or performance of the receivables in the trust. We cannot assure you that no such rating change will occur as a result of the spin-off of the Discover business from Morgan Stanley before your certificates mature.
Legislation
     The Bank Holding Company Act of 1956, as amended (“BHCA’’) generally requires a company that owns or controls a “bank,’’ as defined in the BHCA, to register and be regulated as a bank holding company. Discover Bank is a direct subsidiary of NOVUS Credit Services Inc. (“NOVUS’’) and an indirect subsidiary of Morgan Stanley and is considered a “bank’’ under the BHCA; however, Morgan Stanley’s and NOVUS’s control of Discover Bank is grandfathered and Morgan Stanley and NOVUS are generally not treated as bank holding companies for purposes of the BHCA, as long as certain conditions are met, including the conditions that control of Discover Bank not be transferred to a third party and that Discover Bank refrains from either engaging in commercial lending (other than loans made in the ordinary course of a credit card operation that are not treated as commercial loans) or taking demand deposits. Discover Bank does not believe the spin-off of the Discover business by Morgan Stanley will change the status of NOVUS or Discover Bank under the BHCA. NOVUS could be required to divest control of Discover Bank or become a bank holding company subject to regulation by the Federal Reserve Board if NOVUS or Discover Bank fails to observe the conditions described above. No assurance can be given that such a divestiture, if it were to occur, would not have a material adverse effect on Discover Bank. NOVUS may avoid divestiture of Discover Bank or becoming a bank holding company by curing the BHCA violation within 180 days of notice from the Federal Reserve Board of the violation or by submitting a plan to the Federal Reserve Board within 180 days of the notice to cure the BHCA violation in a timely manner, not to exceed one year. Discover Bank believes, however, that in light of the programs it has in place, the limitations of the BHCA will not have a material impact on Discover Bank’s ability to service, or maintain the level of, the receivables in the trust. In addition, future federal or state legislation, regulation or interpretation of federal or state legislation or regulation could adversely affect the business of Discover Bank or the relationship of NOVUS with Discover Bank.

ANNEX C
     Cross-references refer to this Annex C where applicable and otherwise refer to the Series 2006-3 prospectus supplement which has been incorporated by references.
The Discover Card Business
General
     Discover Bank has conveyed Receivables to the trust pursuant to the Pooling and Servicing Agreement. These Receivables were generated from transactions made by holders of the Discover Card, a general purpose credit and financial services card. In addition, Discover Bank has conveyed to the trust the right to receive a portion of the interchange fees paid by or through merchant acceptance networks (which includes the network of its affiliate, DFS) to Discover Bank in connection with transactions on accounts of the type included in the trust, which we refer to as “interchange.” The portion conveyed to the trust is determined by dividing the net merchant sales processed on the Accounts for any month by the net merchant sales processed on all accounts in the Discover Card portfolio of the type included in the trust for that month, and is deposited to the trust only on the related distribution date. The Receivables conveyed to the trust before the date of this prospectus supplement include only receivables arising under accounts in the Discover Card portfolio, although at a later date Discover Bank may add other receivables to the trust that do not arise under accounts in the Discover Card portfolio. Designations of additional accounts will also include the corresponding portion of interchange fees arising after the date of designation. See “The Trust — Addition of Accounts” in the prospectus. In this prospectus supplement, we present information about both (1) the Discover Card portfolio generally, in which case we refer to “receivables” and the “accounts” in which they arise, and (2) the pool of Receivables that Discover Bank has conveyed to the trust, in which case we refer to “Receivables” and the “Accounts” in which they arise. When we refer to the Discover Card in this section entitled “The Discover Card Business,” we are referring to the classic Discover Card, various premium Discover Card products, such as the Discover Platinum Card, and other general purpose cards and card products issued by Discover Bank.
     Discover Bank first issued the classic Discover Card in regional pilot markets in September 1985, and began distributing the Discover Card nationally in March 1986. Since that time, Discover Bank has introduced a number of new cards and products, all of which have additional or different features and benefits. The Discover Card gives cardmembers access to a revolving line of credit. Each cardmember can use his or her Discover Card to purchase merchandise and services from participating service establishments. Holders of the Discover Card can obtain cash advances at automated teller machines and at certain other locations throughout the United States. Cardmembers can also obtain cash advances by writing checks against their accounts. There are currently over 4 million merchant and cash advance locations that accept the Discover Card. As of November 30, 2006, there were approximately 42.4 million Discover Card accounts with approximately 18.4 million active accounts.
     Cardmembers are generally subject to account terms and conditions that are uniform from state to state. See “The Accounts — Billing and Payments.” In all cases, the cardmember agreement governing the terms and conditions of the account permits Discover Bank to change the credit terms, including the rate of the periodic finance charge, the fees imposed on accounts and other terms and conditions, upon 15 days’ prior notice to cardmembers where notice is required by law. Discover Bank assigns each Discover Card account a credit limit when it opens the account. After the account is opened, Discover Bank may increase or decrease the credit limit on the account, at Discover Bank’s discretion, at any time. The credit limits on Discover Card accounts generally range from $1,000 to $25,000, up to a maximum of $100,000. Discover Bank will ordinarily not approve cash advances that exceed, in the aggregate, an amount equal to 50% of the cardmember’s credit limit.
     Discover Bank offers various features and services with the Discover Card accounts. One feature is the Cashback Bonus® reward, where Discover Bank pays cardmembers who participate in the Cashback Bonus program a percentage of their purchases based on their annual level and type of purchases. This Cashback Bonus generally increases as the cardmember’s purchases increase during the year, up to 1.0% when the purchases during the coverage period exceed $3,000. Discover Bank also offers cardmembers other forms or variations on the Cashback Bonus reward. Effective June 1, 2007, cardmembers will not earn rewards on any cash received in connection with a purchase at the point of sale through the cash-over feature, however cardmembers will continue to earn rewards on cash received in connection with purchases made at select warehouse clubs or discount stores.
     Under the Cashback Bonus program, purchases made at certain warehouse clubs or discount stores will be limited to a Cashback Bonus reward of 0.25% of the cardmember’s purchases during the coverage period, regardless of the amount of purchases. Cardmembers may also be offered, from time to time, other Cashback Bonus rewards (i.e., by making a purchase or obtaining a service at a specific merchant or type of merchant), the terms of which will be disclosed in the offer. Discover Bank also offers products to allow cardmembers to customize their rewards, including a series of Discover Platinum Cards that allows cardmembers to increase their Cashback Bonus by purchasing certain items, such as gasoline, and a Miles Card that allows cardmembers to receive miles redeemable for travel and other rewards.
     Cardmembers’ accrued Cashback Bonus rewards are recorded in a “Cashback Bonus Account” from which cardmembers who are in good standing may redeem Cashback Bonus rewards at any time in increments of $20. No such amounts are paid from the property of the trust. A cardmember may choose the manner in which the Cashback Bonus reward is disbursed, including a credit to the cardmember’s account, a check that is mailed to the cardmember, an exchange of the Cashback Bonus reward for certain products or services or a donation to one or more supported charities. The Cashback Bonus program allows cardmembers to increase their Cashback Bonus (up to double the Cashback Bonus) if the rewards are redeemed for gift cards or certificates from specific merchants. Discover Bank offers cardmembers holding the Discover Platinum Card certain additional features and services, such as car rental insurance coverage and higher travel accident insurance coverage.
     Discover Bank applies both variable and fixed rates of finance charges to account balances arising from purchases of merchandise and services, as well as those arising from cash advances, in Discover Card accounts. The variable rates are based on the prevailing prime rate plus a margin. See “The Accounts — Billing and Payments.” Discover Bank also offers cardmembers money market accounts and certificate of deposit accounts. These deposit products offer competitive rates of interest and are insured by the FDIC up to the maximum amount. To differentiate the Discover Card in the marketplace, and to increase accounts, balances and cardmember loyalty, Discover Bank from time to time tests and implements new offers, promotions and features of the Discover Card.
     Discover Bank is the sole servicer under the trust’s pooling and servicing agreement and is ultimately responsible for the overall servicing function. Discover Bank outsources certain servicing activities and functions to DFS and Discover Products Inc. (“DPI”), which DFS and DPI will provide to Discover Bank on their own or with the assistance of third party vendors that contract directly with DFS, DPI or both, as the case may be. Working together in this manner, Discover Bank, DFS and DPI generally perform all of the functions required to service and operate the Discover Card accounts. These functions include soliciting new accounts, processing applications, issuing new accounts, authorizing and processing transactions, billing cardmembers, processing payments, providing cardmember service and collecting delinquent accounts. Discover Bank and DFS together maintain multiple operations centers across the country for servicing cardmembers. DPI rents space in certain of these operating centers. DFS also maintains an additional operations center to process accounts that Discover Bank has charged off as uncollectible.
     Cardmembers may register their account on-line with the Discover Card Account Center website which offers a menu of free e-mail notifications or reminders to regularly inform cardmembers about the status of their accounts. Types of notifications include reminders that a cardmember’s credit limit is being approached or that a minimum payment is due. In addition, cardmembers may view detailed account information on-line, such as recent transactions and account payments, pay their Discover Card bills on-line at no cost and receive exclusive discounts and special Cashback Bonus rewards by shopping on-line at the website. The website also offers cardmembers the ability to use a single-use account number (a unique credit card number used for purchases at a single website) for on-line purchases so that cardmembers never have to reveal their actual account number on-line.
     DFS maintains the Discover Network, which has established arrangements (either directly or indirectly through merchant acquirers) with service establishments to accept Discover-branded cards, including the Discover Card, for cash advances and as the means of payment for merchandise and services. Discover Bank contracts with DFS to have cards issued by Discover Bank, including the Discover Card, accepted at those establishments. DFS receives merchant fees for providing services to service establishments and pays a portion of those fees generated on Discover branded card transactions, including Discover Card, to Discover Bank as interchange fees. Discover Bank’s ability to generate new receivables and interchange requires locations where cardmembers can use their Discover branded cards. DFS works with merchant acquirers and a sales and service force to maintain and increase the size of its service establishment base. DFS also maintains additional operations centers that are devoted primarily to providing customer service to service establishments. The service establishments that accept the Discover Card encompass a wide variety of businesses, including local and national retail establishments and specialty stores of all types, quick service food establishments, governments, restaurants, medical providers and warehouse clubs, and many leading airlines, car rental companies, hotels, petroleum companies and mail order companies, as well as Internet merchandise and service providers.
     DFS has capitalized on the October 2004 U.S. Supreme Court decision, rejecting an appeal by Visa and MasterCard in U.S. v. Visa/MasterCard, which allows financial institutions to issue credit and debit cards on the Discover Network. DFS has entered into agreements with various third-party issuers, such as GE Money Bank (the issuer of two consumer cards, the Wal-Mart® Discover® and SAM’S CLUB® Discover®), HSBC Bank Nevada, N.A., CompuCredit and others, to launch new bank cards and other products on the Discover Network. The Discover Network has been active in other areas as well. For example, DFS has signed agreements with several companies, including First Data Corp., Global Payments Inc. and RBS Lynk to act as merchant acquirers for Discover Network and provide processing services to such merchants. Discover Network has exclusive relationships with certain merchants, such as Dollar Tree Stores, Inc., under which Discover Network cards are accepted at more than 2,100 locations. The Discover business also includes PULSE® EFT Association LP (“PULSE”), an ATM/debit and electronic funds transfer network. As of November 30, 2006, PULSE links cardholders of 4,400 financial institutions with nearly 260,000 ATMs, as well as point of sale terminals located throughout the U.S. Pulse offers financial institutions a full-service debit platform and a complete product set, including signature debit and credit, PIN debit, gift card, stored value card and ATM services. Pulse is a subsidiary of DFS. The combination of PULSE and the Discover Network results in a leading electronic payments company offering a full range of products and services for financial institutions, consumers and merchants.
     Discover Bank may change its credit granting, servicing and charge-off policies and collection practices over time in accordance with Discover Bank’s business judgment and applicable law.
Credit-Granting Procedures
     Discover Bank solicits accounts for the Discover Card portfolio by various techniques, including (a) by direct mail, telemarketing or the Internet, (b) by “take-one” applications distributed in many service establishments that accept the Discover Card and (c) with various other programs targeting specific segments of the population.
     Discover Bank also uses general broadcast and print media advertising to support these solicitations. All accounts undergo some type of credit review to establish that the cardmembers meet standards of stability and ability and willingness to pay. Discover Bank generally implements the same credit review process for applications to open classic Discover Card accounts, Discover Platinum Card accounts and other Discover Card accounts. Potential applicants who are sent pre-approved solicitations have met certain credit criteria relating to, for example, their previous payment patterns and longevity of account relationships with other credit grantors. Since September 1987, Discover Bank has used prescreened lists from credit bureaus. Prescreening is a process by which an independent credit reporting agency evaluates customers’ credit-worthiness against credit-worthiness criteria supplied by Discover Bank that are intended to provide a general indication, based on available information, of the stability and the willingness and ability of these persons to repay their obligations. Discover Bank also uses lists that have not been prescreened to solicit new cardmembers. The credit bureaus may provide Discover Bank with a FICO score for an individual to help assess credit risk. A FICO score is a number which represents a credit assessment for an individual, using a proprietary credit scoring method owned by Fair, Isaac & Company. See “The Accounts — Distribution of the Accounts by FICO Score.” Discover Bank also subsequently screens the applicants who respond to these pre-approved solicitations when it receives their completed applications, to ensure that these individuals continue to meet selection and credit criteria. Discover Bank evaluates applications that are not pre-approved by using a credit-scoring system, which is a statistical evaluation model that assigns point values to credit information regarding applicants. The creditscoring system used by Discover Bank is based on information reported by applicants on their applications and by the credit bureaus. Discover Bank uses FICO scores, information from internally developed statistical scoring models and credit criteria to establish credit-worthiness. Certain applications not approved under the credit-scoring system are reviewed by credit analysts. If a credit analyst recommends that any of these applications be approved, senior bank review analysts at Discover Bank normally review such applications and may approve them.
     As the owner of the Discover Card accounts, Discover Bank has the right to change its credit-scoring criteria and credit-worthiness criteria. Discover Bank regularly reviews and modifies its application procedures and its credit-scoring system to reflect Discover Bank’s actual credit experience with Discover Card account applicants and cardmembers as that historical information becomes available. Discover Bank believes that refinements of these procedures and system since the inception of the Discover Card program have helped its analysis and management of credit losses. However, Discover Bank cannot assure you that these refinements will prevent increases in credit losses in the future. Relaxation of credit standards typically results in increases in charged-off amounts, which, under certain circumstances, could potentially lead to a decrease in the levels of the receivables in the Discover Card portfolio and the Receivables in the trust. If there is a decrease in the level of Receivables in the trust, and if Discover Bank does not add additional accounts, or interests in other pools of credit card receivables, to the trust, an Amortization Event could result, causing the trust to begin to repay the principal of this series sooner than expected. An increase in the amount of Receivables charged off as uncollectible, without an offsetting increase in Finance Charge Collections and other income, could also cause an Amortization Event and cause the trust to begin to repay the principal of this series sooner than expected.
Collection Efforts and Charged-Off Accounts
     Efforts to collect past-due Discover Card accounts receivable are made primarily by collections personnel of DPI, DFS or Discover Bank. Under current practice, a request for payment of past-due amounts is included in the monthly billing statements of all accounts with these amounts. Collection personnel generally initiate telephone contact with cardmembers within 30 days after any portion of their balance becomes past due. If initial telephone contacts fail to elicit a payment, Discover Bank continues to attempt to contact the cardmember by telephone and by mail. Discover Bank also may enter into arrangements with cardmembers to waive finance charges, fees and principal due, or extend or otherwise change payment schedules, including re-aging accounts in accordance with regulatory guidance. An account is re-aged when it is returned to current status without collecting the total amount of principal, interest and fees that are contractually due. The practice of re-aging an account may affect delinquencies and charge-offs, potentially delaying or reducing such delinquencies and charge-offs. A re-age is intended to assist delinquent cardmembers who have demonstrated both the ability and willingness to resume making regular payments and who satisfy other criteria. Generally, to qualify for a re-age, an account must have at least nine months of activity and may not have been re-aged more than once within any twelve-month period or twice within any five-year period. Additionally, a cardmember must also have made three consecutive minimum monthly payments or the equivalent cumulative amount. A re-age that involves a workout is generally limited to once in a five-year period and is defined as a former open-end credit card account upon which credit availability has been closed, and the amount owed has been placed on a fixed repayment schedule in accordance with modified terms and conditions. Discover Bank believes its re-age practices are consistent with regulatory guidelines.
     Discover Bank’s current policy is to recognize losses and to charge off an account by the end of the sixth full calendar month after a payment amount is first due, if payment of any portion of that amount has not been received by that time. In certain cases, such as bankruptcies, probate accounts and fraudulent transactions, an uncollectible balance may be charged off earlier. For example, bankruptcies and probate accounts are charged off at the end of the month 60 days following the receipt of notification of the bankruptcy or death, but not later than the end of the sixth full calendar month after a payment amount is first due. In general, after Discover Bank has charged off an account, collections personnel of DPI, DFS or Discover Bank attempt to collect all or a portion of the charged-off account. If those attempts do not succeed, Discover Bank generally places the charged-off account with one or more collection agencies or, alternatively, Discover Bank may commence legal action against the cardmember, including legal action to attach the cardmember’s property or bank accounts or to garnish the cardmember’s wages. Discover Bank may also sell charged-off accounts and the related receivables to third parties, either before or after collection efforts have been attempted. In addition, at times charged-off accounts may, subject to Rating Agency consent, be removed from the trust. Discover Bank will transfer proceeds from any of these removed accounts and the related receivables to the trust. Fraudulent transactions are generally written off 90 days following notification, but not later than the end of the sixth full calendar month after a payment amount is first due. Amounts related to fraudulent transaction write-offs are absorbed by Discover Bank as seller and are not allocated to the trust or its investors.
     Under the terms of the Pooling and Servicing Agreement, the trust’s assets include any recoveries received on charged-off Accounts, including the proceeds that Discover Bank has transferred to the trust from any charged-off receivables that Discover Bank has removed from the trust. These recoveries are treated as Finance Charge Collections. The level of charged-off Accounts in the trust, and accordingly, the level of recoveries on charged-off Accounts in the trust, were initially lower than the levels of charged-off Accounts and recoveries for the Discover Card portfolio as a whole, because Discover Bank did not select charged-off accounts to include in the trust when it was formed or for account additions. The levels of charged-off Accounts and recoveries, each as a percentage of the Receivables in the trust, have increased over time to approximate more closely, and during periods of high portfolio growth to exceed, the levels of charged-off Accounts and recoveries in the Discover Card portfolio as a whole. Discover Bank cannot assure you that these levels for the trust will consistently approximate these levels for the Discover Card portfolio as a whole. Any addition of accounts to the trust will temporarily reduce both the levels of charged-off Accounts and recoveries, each as a percentage of the Receivables in the trust, because no added accounts will be charged-off accounts at the time they are added to the trust.
The Accounts
Billing and Payments
     Discover Card accounts generally have the same billing and payment structure. Unless Discover Bank waives the right to do so, Discover Bank sends a monthly billing statement to each cardmember who has an outstanding debit or credit balance. Cardmembers can also waive their right to receive a physical copy of their bill, in which case they will receive email notifications of the availability of their billing statement online at the Discover Card Account Center. Discover Card accounts are grouped into multiple billing cycles for operational purposes. Each billing cycle has a separate billing date, on which Discover Bank processes and bills to cardmembers all activity that occurred in the related accounts during the period of approximately 28 to 34 days that ends on that date. The Accounts include accounts in all billing cycles.
     Each cardmember with an outstanding debit balance in his or her Discover Card account must generally make a minimum payment equal to the greater of (i) $15 or the new balance on the account at the end of the billing cycle, if less than $15, or (ii) any amount past due plus the greater of (a) 2% of the new balance (excluding current periodic finance charges, late fees and overlimit fees) or (b) current periodic finance charges plus late fees, overlimit fees and $15 (not to exceed 3% of the new balance), with any amounts under clauses (a) and (b) rounded to the next higher whole dollar amount. Discover Bank may also include some or all of the amount by which a cardmember exceeds his or her credit limit. Discover Bank may subtract certain fees to calculate the minimum payment due. The minimum payment due will never exceed the new balance.
     From time to time, Discover Bank has offered and may continue to offer cardmembers with accounts in good standing the opportunity to skip the minimum monthly payment, while continuing to accrue periodic finance charges and applicable fees, without being considered past due. A cardmember may pay the total amount due at any time. Discover Bank also may enter into arrangements with delinquent cardmembers to extend or otherwise change payment schedules, and to waive finance charges, fees and/or principal due, including re-aging accounts in accordance with regulatory guidance. See “— Collection Efforts and Charged- Off Accounts.’’ Although Discover Bank does not expect these practices to have a material adverse effect on investors, collections may be reduced during any period in which Discover Bank offers cardmembers the opportunity to skip the minimum monthly payment or to extend or change payment schedules.
     Discover Bank applies various rates of finance charges to account balances, as described under “The Discover Card Business — General.” Neither cash advances nor balance transfers are subject to a grace period. Periodic finance charges on purchases are calculated on a daily basis, subject to a grace period that essentially provides that periodic finance charges are not imposed if the cardmember pays his or her entire balance by the payment due date. In connection with balance transfers and for other promotional purposes, certain account balances may accrue periodic finance charges at lower fixed rates for varying periods of time.
     In addition to periodic finance charges, Discover Bank may impose other charges and fees on Discover Card accounts. Unless otherwise specified in a cash advance offer, Discover Bank charges a cash advance transaction fee that is calculated as a percentage of the transaction (typically 3.0%). In the event that the fee is calculated as a percentage of the cash advance, there will typically be a minimum transaction fee (typically $5 per transaction) and no maximum. Discover Bank generally charges a late fee of $15 or $39 each time a cardmember has not made a minimum payment by the required due date. The late fee is triggered by the failure to make the minimum payment when due and is based on the aggregate amount of all outstanding purchases, cash advances, balance transfers, other charges, other fees and finance charges at the end of the billing period. The amount of the late fee is $15 if the aggregate amount is equal to or less than $500 and $39 for an aggregate amount that is greater than $500. Discover Bank may charge an overlimit fee of either $15 or $39 for balances that exceed a cardmember’s credit limit as of the close of the cardmember’s monthly billing cycle. The amount of the overlimit fee is based on the sum of the cardmembers’ outstanding purchases, cash advances, balance transfers, other charges, other fees, and finance charges at the end of the billing period. The overlimit fee is $15 if this amount is equal to or less than $500 and $39 if this amount is greater than $500. Discover Bank also charges a $35 fee for any payment (such as a check) returned unpaid and, effective for billing periods ending after April 1, 2007, a $35 fee, which will increase from $29, for Discover Card cash advance, balance transfer or other promotional checks that are returned by Discover Bank due to insufficient credit availability. Discover Bank may also charge a balance transfer transaction fee in accordance with the rates disclosed on any balance transfer offer. In addition, Discover Bank charges a pay-by-phone fee of $10 for each transfer or payment from a deposit account that the cardmember has authorized over the phone for the purpose of making a payment on the account, regardless of amount.
     See “Risk Factors — Consumer Protection Laws and Regulations,’’ “— Payments, Generation of Receivables and Maturity’’ and “— Discover Bank May Change Terms of the Accounts.’’
     Discover Bank will review a cardmember’s account on the last day of each billing period to determine the rate that will apply to the account. Effective for billing periods ending after April 1, 2007, if a cardmember fails to make a required payment when due, the standard rate for purchases and cash advances will increase to a fixed default rate up to a maximum of 28.99%. In addition, any special rate on purchases or balance transfers will terminate, and the default rate for purchases will apply. The default rate will be based on a cardmember’s current purchase annual percentage rate, payment history with Discover Card and payment history with other lenders. Any increased rate and change in type will apply beginning with the first day of the billing period in which the minimum payment is not received by the payment due date.
     If a cardmember’s rate for purchases was increased under any default rate plan, such as those discussed above, and the person pays at least the minimum payment due, if any, by the required due date in any nine consecutive billing periods, the rate for new purchases will be reduced and the rate for the existing purchase balance may be reduced. Any reduced rate will apply beginning with the first day of the tenth billing period.
     The yield on the Accounts in the trust — which consists of the finance charges, fees and other income — depends on various factors, including changes in interest rates over time, cardmember account usage and payment performance, none of which can be predicted, as well as the extent to which balance transfer offers and special promotion offers are made and accepted, and the extent to which Discover Bank changes the terms of its cardmember agreement or the terms of any product, service or benefit associated with cardmember accounts. Yield from interchange depends on the rate at which new purchases are made on the Accounts and the applicable rates of interchange fees paid to Discover Bank, which may vary over time. Reductions in the yield could, if large enough, cause the commencement of an Amortization Period or result in insufficient collections to pay interest and principal to investors. Discover Bank cannot assure you about any of these effects. See “Risk Factors — Deteriorations in Trust Performance or Receivables Balance Could Cause an Amortization Event,’’ “— Effects of an Amortization Event’’ and “— Investor Risk of Loss.’’